UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-12970

Goldcorp Inc.

(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibits 99.1 (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011) and 99.2 (Audited Consolidated Financial Statements of the Company for the year ended December 31, 2011) to this Current Report on Form 6-K shall be incorporated by reference into Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-138760, 333-151243, 333-151251 and 333-174376 on Form S-8 of the Company, as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: February 15, 2012	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Vice-President, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011

99.2	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2011

99.3	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants